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17017813

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SEC FILE NUMBER
8-67668

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2016 (MM/DD/YY) AND ENDING 3/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Exotix USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 36th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian Tweedley 212-551-3480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian Tweedley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Exotix USA, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Managing Director, CEO

Notary Public

DAE JANG YOUNG
Notary Public - State of New York
NO. 01YO6304194
Qualified in New York County
My Commission Expires May 27, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXOTIX USA, INC.

CONTENTS


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Exotix USA, Inc.

We have audited the accompanying statement of financial condition of Exotix USA, Inc. as of March 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Exotix USA, Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

May 26, 2017

EXOTIX USA, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2017

ASSETS		
Cash	$	4,216,130
Restricted cash		275,720
Receivables from affiliate		1,463,988
Fail to deliver		442,895
Accounts receivable, customer		441,721
Deferred tax asset		876,319
Property and equipment, net		18,235
Other assets		43,072
	$	7,778,080
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	300,858
Fail to receive		441,721
Accounts payable, customer		442,895
Security deposit payable		59,288
Deferred rent		101,009
Income tax payable		2,735
Total liabilities		1,348,506
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		1,999,990
Retained eamings		4,429,574
Total stockholder's equity		6,429,574
	$	7,778,080

See accompanying notes to financial statement.

EXOTIX USA, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Exotix USA, Inc. (the "Company") is a corporation formed under the laws of Delaware on May 15, 2007. On January 14, 2008, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Exotix Partners LLP (the "Parent").

The Company is engaged in providing market information, market prices, and efficient trade execution in fixed income and other financial instruments to professional and institutional investors in the Americas. The Company offers the intermediation of loans extended to sovereign and corporate entities primarily located in emerging markets and between professional and institutional investors on a name give-up basis. The Company conducts business exclusively with institutional buy side investors, securities dealers and other professional market participants.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on May 26, 2017. Subsequent events have been evaluated through this date.

Restricted Cash

Restricted cash consisted of a letter of credit with a financial institution, in the form of a certificate of deposit, which is held to secure one of the Company's leases.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvement is computed on a straight-line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	Shorter of estimated life of asset or lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. The Company clears and settles debt transactions via a "piggy-back" arrangement with its Parent and ICAP Securities LLP. Equity transactions are cleared and settled between the executing local broker and the custodian for the client.

Research income

The Company distributes research produced by the Parent to its clients. Revenues are recorded when earned and realizable. This will occur when there is evidence of an arrangement, the research has been provided, the fee is fixed or determinable and collectability is reasonably assured. Typically the revenue recognition criteria are not met until the client has notified the Company of payment for research provided.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that reduces stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Translation of Foreign Currency and Foreign Exchange Gain/Loss

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the March 31, 2017 exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company has a bank account denominated in Pound Sterling (GBP) to offset the risk of settlement of the transactions conducted with the Parent. As of March 31, 2017, the balance was approximately GBP 3,987,000.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This ASU will replace most existing revenue recognition guidance in GAAP, including industry specific guidance, when it becomes effective. The new guidance is effective for years beginning after December 15, 2018. The Company is evaluating the impact that ASU 2014-09 will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Going Concern ("ASU 2014-15"), which requires an entity to evaluate its ability to continue as a going concern within one year after the date that the financial statements are issued. The Company must evaluate whether there are conditions and events that raise substantial doubt about its ability to continue as a going concern. If the Company concludes that substantial doubt is raised, it also is required to consider whether its plans alleviate that doubt. The new guidance is effective for years beginning after December 15, 2016. The Company is evaluating the impact that ASU 2014-15 will have on its financial statements and related disclosures.

2. Customer transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts.

3. Related party transactions

Receivables from Affiliate

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, and in some cases with its affiliates. Pursuant to a clearing arrangement with an affiliate, the Company's commissions from customers are collected by an affiliate and remitted to the Company. As of March 31, 2017, there was a receivable from affiliate under this arrangement of approximately $1,464,000 for commissions from customers collected by the affiliate.

Transfer Pricing and Head Office Charges

Per a Services and Commissions Sharing Agreement (the "Agreement") between the Company and several affiliates, the Company shares revenues resulting from the Company's brokerage business via a profit split method.

The Parent also provides certain support services ("Head Office Charges") to the Company, including but not limited to compliance, financial, legal and human resources.

Clearance Fees

The Company pays clearing fees to the Parent. The Company receives the commission revenue from customers after deducting the commission expense owed to the Parent. As a result, there are no commissions payable to the Parent.

4. Property and equipment

Details of property and equipment at March 31, 2017 are as follows:

Office and other equipment	$ 337,734
Leasehold improvements	29,959
Furniture and fixtures	400,627
	768,320
Less accumulated depreciation and amortization	750,085
	$ 18,235

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2017, the Company's net capital was approximately $3,318,000 which was approximately $3,068,000 in excess of its minimum requirement of $250,000.

6. Income taxes

At March 31, 2017, the Company had deferred tax assets of approximately $876,000, and income tax payable of approximately $3,000. The Company's deferred tax assets are primarily attributable to the tax effects of net operating loss carryforwards, differences between depreciation for tax purposes and depreciation for book purposes, as well as timing differences on the recognition of unrealized losses on foreign currency holdings and deferred rent used for financial reporting. The difference between the statutory rates and the effective rates are primarily due to the deferred tax assets and liabilities which are determined using enacted tax rates in the effect for the year in which the differences are expected to reverse.

As of March 31, 2017, the Company had net operating loss carryforwards of approximately $1,100,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2036 through 2037.

7. Concentrations of credit and off-balance sheet risk

Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

Off-Balance Sheet Risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at March 31, 2017 settled with no resultant loss being incurred by the Company.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

EXOTIX USA, INC.

9. Commitments

Operating Leases

The Company leases its office space under operating leases that expire at various times through January 2020. The leases are secured by a letter of credit with a financial institution in the amount of approximately $276,000, in the form of a certificate of deposit, which is included in restricted cash in the statement of financial condition at March 31, 2017. Aggregate future minimum annual rental commitments are as follows:

Year Ending March 31,		
2018	$	387,305
2019		387,305
2020		322,754
	$	1,097,364

10. Rentals under operating leases

The Company subleases a portion of its office space to a tenant. The lease expires in 2020. The following is a schedule of approximate future minimum base rentals under non-cancelable operating lease agreements in effect at March 31, 2017:

Year Ending March 31,		
2018	$	123,581
2019		127,288
2020		108,878
	$	359,747

11. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company matches up to 5% of employee contributions to the Plan.